April 17, 2013

VIA EDGAR

Valerie J. Lithotomos

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Re:	Western Asset High Income Opportunity Fund Inc. (the “Fund”)

Responses to Comments on Combined Proxy Statement/Prospectus on Form N-14 8C

File No. 333-187302

Dear Ms. Lithotomos:

On behalf of Western Asset High Income Opportunity Fund Inc. (the “Fund”), please find the Fund’s Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above referenced combined Proxy Statement/Prospectus of the Fund originally filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2013, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “Investment Company Act”) (the “Proxy Statement/Prospectus”), filed with the Commission through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

In addition, we are providing the following responses to comments received by telephone from the staff of the Commission (the “Staff”) on April 10, 2013, relating to the Proxy Statement/Prospectus. For convenience of reference, the comments of the Staff have been reproduced herein. Please note that all page numbers in our responses are references to the page numbers of Amendment No. 1. All capitalized terms used but not defined in this letter have the meanings given to them in Amendment No. 1.

Comments on Proxy Statement/Prospectus

1.	With respect to the sentence, “In particular, the total annual operating expenses borne by HIF stockholders will be reduced from 1.15% to 0.88%.”, as well as similar statements to that effect, please note that the reduction is “expected”.

In response to the Staff’s comment, the Fund has revised the Proxy Statement/Prospectus on page 1 of the introductory letter to stockholders to state: “. . . the total annual operating expenses borne by HIF stockholders are expected to ~~will be reduced~~ decline from 1.15% to 0.88%.” In addition, the Fund confirms that conforming language has been added to similar statements throughout Amendment No. 1.

2.	Please highlight risks that are particular to HIF, the target fund.

In response to the Staff’s comment, the Fund has added the following disclosure to “Non-U.S. Government, or Sovereigns, Debt Securities Risk” and “Currency Risk” on page, 29 and 30 of Amendment No. 1.

Non-U.S. Government, or Sovereigns, Debt Securities Risk

“In addition, as noted above, HIO’s investment policies, in general, are less flexible with respect to investing in foreign government securities as compared to HIF’s. Holders of HIF Common Shares may be subject to greater risk associated with investing in foreign government securities as described above.”

Currency Risk

“In addition, as noted above, HIO’s investment policies, in general, are less flexible with respect to investing in foreign government securities as compared to HIF. Holders of HIF Common Shares may be subject to greater risk associated with investing in foreign government securities to the extent that such securities are denominated in foreign (non-U.S.) currencies.”

Comments on Statement of Additional Information

1.	Please clarify that the registrant shall “promptly” file a post-effective amendment to the Proxy Statement/Prospectus that includes a signed opinion of Simpson Thacher & Bartlett LLP supporting the tax matters and consequences to stockholders discussed therein.

In response to the Staff’s comment, the Fund has revised Undertaking #3 on page C-2 to state: “The undersigned registrant agrees to promptly file a post-effective amendment to this registration statement to include a signed opinion of Simpson Thacher & Bartlett LLP supporting the tax matters and consequences to stockholders discussed in the Proxy Statement/Prospectus.”

Please note that we have included certain changed pages other than those in response to the Staff’s comments. In addition, in connection with the above-referenced filing, the Fund hereby acknowledges that:

1. The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acceleration Request

The Fund, pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form N-14 be accelerated so that the Registration Statement may become effective at
3:00 pm, Eastern Standard Time, on April 19, 2013, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•

should the Commission or its Staff, acting pursuant to delegated authority, declare the above-referenced Proxy Statement/Prospectus effective, it does not foreclose the Commission from taking any action with respect to the Proxy Statement/Prospectus;

•

the action of the Commission or its Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the Proxy Statement/Prospectus; and

•

the Fund may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please call Sarah Cogan (212-455-3575) or Rafael Vasquez (212-455-3566) with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP